Exhibit 21.1

WISCONSIN ELECTRIC POWER COMPANY
SUBSIDIARIES AS OF DECEMBER 31, 2017

The following table includes the subsidiary of WE, an electric, natural gas, and steam utility incorporated in the state of Wisconsin, as well as the percent of ownership, as of December 31, 2017. WE is a subsidiary of WEC Energy Group, Inc.

Subsidiary	State of Incorporation or Organization	Percent Ownership

Bostco LLC	Wisconsin	100%